70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

January 9, 2009

VIA EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru, Esq.
Attorney-Advisor

Re:	Tier Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A filed January 9, 2009 by Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy
File No. 1-33475

Ladies and Gentlemen:

On behalf of our clients, Discovery Equity Partners, L.P., Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy ( the “Discovery Group”), and in accordance with Rule 14a-6 under the Securities Exchange Act of 1934, as amended , we are submitting via EDGAR filing a preliminary proxy statement and proxy card in connection with the Annual Meeting of Stockholders (the “Annual Meeting”) of Tier Technologies, Inc., a Delaware corporation (the “Company”), scheduled to be held on March 11, 2009.  No fee is required in connection with this filing.

Please note that because the Company has not yet filed proxy materials relating to the Annual Meeting, certain factual items have been bracketed in the filing which will be confirmed or modified as necessary once the Company files its preliminary proxy materials.

If you have any questions or comments regarding this filing, please feel free to contact me at (312) 807-4265 or Allyson Taylor at (312) 807-4379.

Very truly yours,

/s/ Patrick J. Maloney

Patrick J. Maloney

cc:	Michael R. Murphy
Discovery Equity Partners, L.P.

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